1. Name and Address of Reporting Person
   Thiry, Kent J.
   21250 Hawthorne Boulevard, Suite 800
   Torrance, CA 90503
   USA
2. Issuer Name and Ticker or Trading Symbol
   DaVita Inc. (DVA)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   12/2001
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Chairman & CEO
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       02/13/2001 A <F1>        81168       A      $0.0000                     D
Common Stock                       12/12/2001 M             108000      A      $5.1354                     D
Common Stock                       12/12/2001 S             -108000     D      $22.2500                    D
Common Stock                       12/14/2001 S             -20000      D      $22.1900                    D
Common Stock                       12/14/2001 M             20000       A      $5.1354                     D
Common Stock                       12/19/2001 M             14000       A      $5.1354                     D
Common Stock                       12/19/2001 S             -14000      D      $23.4700                    D
Common Stock                       12/28/2001 G       V     -6000       D      $0.0000    79834 <F2>       D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $5.1354  12/12/2001 M <F3>          10800 10/18/2000 01/26/2010 Common  108000   $0.0000             D
(Right to buy)                                     0     <F4>                  Stock
Stock Options  $5.1354  12/14/2001 M <F3>          20000 10/18/2000 01/26/2010 Common  20000    $0.0000             D
(Right to buy)                                           <F4>                  Stock
Stock Options  $5.1354  12/19/2001 M <F3>          14000 10/18/2000 01/26/2010 Common  14000    $0.0000    333000   D
(Right to buy)                                           <F4>                  Stock
Stock Options  $15.4    02/13/2001 A <F3>    30000       02/13/2002 02/13/2006 Common  300000   $0.0000    300000   D
(Right to buy)                               0           <F5>                  Stock

Explanation of Responses:

<F1>
Grant of Restricted Units which vest in three equal annual installments beginning on February 13, 2002. Mr. Thiry has elected to defer vesting of the first and second installments until February 13, 2003 and February 13, 2004, respectively.
<F2>
Includes 4,666 shares acquired under the Company Employee Stock Purchase Plan in January 2001. Additionally, Mr. Thiry, through the Thiry O'Leary Trust, indirectly owns 55,500 shares of Common Stock.
<F3>
Nonqualified stock options granted under the First Amended and Restated 1997 Equity Compensation Plan
<F4>
Option for a total of 500,000 shares. The indicated option vests according to the following schedule: 125,000 shares vested on October 18, 2000, 125,000 shares vested on January 23, 2001, 125,000 shares vested on October 18, 2001 and 125,000 shares will vest on October 18, 2002.
<F5>
The indicated option vests in four equal annual installments beginning on February 13, 2002.

SIGNATURE OF REPORTING PERSON
/s/ Kent J. Thiry

DATE
01/10/2002